FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F __X__    Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes ____          No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on the resolutions passed at the extraordinary general meeting convened on 17th December 2004, made by Huaneng Power International, Inc. ("registrant") in English on December 17, 2004.



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                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long





                          Name:    Huang Long

                          Title:   Company Secretary



Date:     December 17, 2004



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                               [GRAPHIC OMITTED]

        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)
                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                         EXTRAORDINARY GENERAL MEETING

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This announcement sets out the resolutions passed at the EGM convened on 17th
December 2004.
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The Extraordinary General Meeting ("EGM") of Huaneng Power International, Inc.
(the "Company") were held at 9:00 a.m. on Friday, 17th December 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Wang Xiaosong, Vice-chairman of the Company, presided over the EGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the EGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 17th November 2004) entitled to attend the EGM. Shareholders and authorised proxies holding an aggregate of 9,377,662,753 shares of the Company, representing 77.79% of the total shares of the Company, were present at the EGM. Holders of 370,480,229 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 340,861,080 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting, as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on the Stock Exchange, connected persons (including Huaneng International Power Development Corporation, Heibei Provincial Construction Investment Company, Fujian International Trust & Investment Company, Jiangsu Province International Trust & Investment Company, Liaoning Energy Corporation, Dalian Municipal Construction Investment Company, Nantong Investment Management Centre, Shantou Electric Power Development Company, Guangdong Shantou City Power Development Company and Dandong Energy Investment Development Centre) holding an aggregate of 8,449,000,000 shares of the Company, representing approximately 70.51% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the EGM.

Hong Kong Registrars Limited, the share registrar for the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following ordinary resolutions:

1. The acquisition of 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof:

      926,569,673 shares were voted in the affirmative and 2,093,080 shares were voted in the negative, representing 99.77% and 0.23%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

2. The acquisition of 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof:

      926,498,753 shares were voted in the affirmative and 2,164,000 shares were voted in the negative, representing 99.77% and 0.23%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

3. The guarantee arrangement and the relevant agreements between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries thereof and China Huaneng Group:

      896,078,193 shares were voted in the affirmative and 32,576,560 shares were voted in the negative, representing 96.49% and 3.51%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

4. To continue to implement the asset swap arrangement between Sichuan Huaneng Hydro Power Development Limited Liability Company and Sichuan Huaneng Industrial Company:

      926,231,273 shares were voted in the affirmative and 2,431,480 shares were voted in the negative, representing 99.74% and 0.26%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

5. The loan and deposit arrangement between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries and China Huaneng Finance Limited Liability Company:

      926,151,273 shares were voted in the affirmative and 2,511,480 shares were voted in the negative, representing 99.73% and 0.27%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

                                                      By Order of the Board
                                                            Li Xiaopeng
                                                             Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                          Gao Zongze
(Non-executive director)                             (Independent director)
Wang Xiaosong                                        Zheng Jianchao
(Non-executive director)                             (Independent director)
Huang Yongda                                         Qian Zhongwei
(Executive director)                                 (Independent director)
Ye Daji                                              Xia Donglin
(Non-executive director)                             (Independent director)
Huang Jinkai                                         Liu Jipeng
(Non-executive director)                             (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
17th December 2004